BINGO.COM, LTD.

Bingo.com, Ltd. Hansa Bank Building, Ground Floor, Landsome Road, The Valley

AI 2640, Anguilla, British West Indies

Ph: (264) 461-2646 Fax+1 (264) 498-3805

1166 Alberni St, Suite 1405, Vancouver, BC V6E-3Z3, Canada

Ph: 604-694-0300 Fax:604-694-0301

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington DC 20549-0402

United States of America

May 3, 2012

Dear Sirs

RE Bingo.com, Ltd. Form 10-K for the year ended December 31, 2010

Filed March 22, 2011, File Number : 333-120120-01

In response to your letter dated March 30, 2012, please find our responses below:

1. General

Please note that your next response letter to us should provide the requested written acknowledgement of the three bullet points contained at the end of our comment letter.

The company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Overview

You indicate that you continue to own the player data. However, based on the applicable agreements provided to us, it is not clear how you arrived at such conclusion. Please advise.

There are two applicable sections from which we conclude that we own the players. These are as follows:

  Section 8.1 - "For the avoidance of doubt, it is understood and agreed that Unibet is the controller for all personal data processed in conjunction with this Agreement."

  And the more applicable Section 9.4 - "Regardless of what is stated elsewhere in this Agreement the Company shall at all times be the sole owner of its brands, all players (& related data) either migrated at launch or registered thereafter via the Service from any of the Company's domain/brands/skins, and the website/s defined in Annex 1 hereto."

It is from these two sections that we conclude that the players are owned by us.

3 & 4. Revenue Recognition

You indicate that you applied ASC Topic 605-50-45-3 to support recognizing deposit bonuses as an expense rather than a reduction of revenue, given that the deposit bonus does not represent cash consideration given to your customers. However, while the bonuses may not be withdrawn, such amounts appear to represent cash. In particular, players may wager with deposit bonuses and withdraw winnings derived from wagering such amounts. As such, it is not clear how you concluded that player deposit bonuses do not represent cash. In this regard, the withdrawal restriction should not preclude you from regarding such amounts as cash consideration. In addition, your response to our prior comment 21 indicates that you paid to transfer bonus balances to Unibet. Therefore, it appears that ASC Topic 605-50-45-2 continues to apply. Please advise.

We note your response to our prior comment 4. However, we continue to believe that gaming revenue should exclude amounts related to bonus deposits wagered. Please revise or provide us with substantive support for your conclusion.

We have treated the bonuses in accordance with Section 605-50-45-3 - If the consideration consists of a free product or service or anything other than cash (including credits that the customer can apply against trade amounts owed to the vendor), the cost of the consideration shall be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor's income statement. That is, free item is delivered in exchange transaction and not a refund or rebate of a portion of the amount charged to the customer.

The bonus credits are not cash because they have no intrinsic value to the customer.  Comparable to a gift certificate for a free product given to a new customer redeemable at a future date, the bonus credits represent an expense to the Company when used by the customer, not cash.

Furthermore, the bonus credits are delivered in an exchange transaction when the player funds their account, not at the time when the player purchases tickets in a bingo game (the point of revenue recognition).  The amount charged to the customer is always the full price of the bingo tickets.  Therefore, the granting of bonus credits is an exchange transaction.

When we moved our gaming system onto the Unibet platform we had to adjust to a different way of processing bonuses and there was considerable discussion and negotiation required regarding how to approach the existing bonus credits from our system.  As the Unibet deal was critical to our development and we could not allow it to fail, we made the concession to transfer an amount equal to 50% of the sum of the bonus balance of the most recent (i.e. Logged into their account in the last 60 days) active non-depositing players plus the bonus balance of all the players who had made a cash deposit.

After the system migration to the Unibet system, the bonus credits possessed a cash element in that a portion was now withdrawable.  Because of this cash element, and to protect themselves from large bonus liabilities, all bonuses which are not spent within 60 days of the grant date, will expire.  We did not recognize as Revenue any of the wagering of these specific bonus balances after migration and recognized only the revenue on the cash balances transferred or subsequent cash deposits.

Therefore the Company still considers that section 605-50-45-3 is applicable and that the cost of the bonuses will be characterized as an expense.

5. Sources of Revenues and Revenue Recognition

We note your response to prior comment 5. However, it is not clear how you concluded that the information provided in your response is not relevant or useful information for an investor. In this regard, please consider expanding your MD&A discussion to include the information provided in your response.

We have expanded the Overview section (page 13) in our current Form 10-K for the year ended December 31, 2011, to include much of the information included in our response date November 15, 2011 and it reads as follows:

During the year ended December 31, 2010, Bingo.com joined the Unibet International Limited ("Unibet") Partner Program as a network operator of their multi-language and multi-currency bingo and casino system.  The Unibet Partner Program provides a complete solution to Bingo.com which includes gambling licenses, multi-language customer support, financial processing capabilities, website technology, bingo games, soft games, casino games and many other services required to operate an online gambling business.  Bingo.com players continue to play on the website www.bingo.com but now participate in rooms shared across the entire Unibet Partner program alongside players from Mariabingo.com, Bingo.se, and other white label partner sites. These combined games increase the gaming liquidity and create one of the largest and most international online gaming systems in operation.

Unibet is paid a commission based on a fixed percentage of the gaming revenues generated on the Bingo.com website.  This agreement is for a minimum of 2 years and will automatically extend for a further year unless written notice is given. Unibet will own, create and run the service offered and it is the Company's responsibility to drive traffic to the website.  Bingo.com continues to own the player data contained within the database of players that register at www.bingo.com.

In addition, as a member of the Partner Program, Bingo.com is no longer required to secure or maintain any online gambling licenses of its own as the Company is permitted to offer Internet gambling products to its players pursuant to Unibet's licenses in relevant jurisdictions.

6. Sources of Revenues and Revenue Recognition

It appears that you are compensated by Unibet on a fixed percentage. In this regard, please tell us whether amounts remitted to you, by Unibet, differ from net revenue amounts recognized on your financial statements.

The amount remitted to us by Unibet in accordance with the Unibet Partner Program agreement is exactly what we record as Gaming revenue in financial statements post the migration to the Unibet system.

7. Cost of Producing Revenue

In your response to our prior comment 8, you indicate that net revenues is wagering by your players on the games, less winnings paid out to your players, less bonuses granted to the players, less Unibet commissions which is a percentage of the wagering less winnings by your players less the minimal bonus granted to your players. However, your proposed disclosure does not appear to be consistent with the definition provided in your response. Please advise.

The proposed disclosure in comment 8 in our response dated November 15, 2011, dealt with the disclosure for the cost of producing revenue not revenue. This disclosure for revenue, subsequent to the migration to the Unibet system is currently defined as:

Subsequent to the migration to the Unibet Partner Program, gaming revenues have been recognized on the basis of total dollars wagered, less commissions on all games, less bonus granted less all winnings payable to players.

This disclosure is consistent with the definition of net revenue in the Unibet partner program agreement. We have included in our Form 10-K for the year ended December 31, 2011, the disclosure as suggested in our November 15, 2011 response for the cost of producing revenue and reads as follows:

Prior to the migration of our players to the Unibet's Partner Program, the cost of revenue consisted of bonuses granted on deposits made by players, the cost of hosting the website, payment processing fees in relation to deposits from and withdrawals to our players, software license fees, gaming taxation and the domain name purchase payments. These costs of producing revenue, except for the domain name purchase payments which were acquired by the Company during the year ended December 31, 2010, have now been assumed by Unibet International Limited as part of the services provided by them in exchange for a commission on net revenue (i.e. wagers less winnings made by our players on our website www.bingo.com).

8. Consolidated Statement of Operations

We note your response to prior comments 13 and 14. However, ASC Topic 924-605-65- 1(b) requires that adjustments resulting from the adoption of ASU No. 2010-16 should be reflected as a cumulative-effect adjustment to opening retained earnings as of the beginning of the period of adoption. In this regard, it appears you should revise your financial statements to record the adjustment as a cumulative-effect adjustment to the opening balance of accumulated deficit. We refer you to the disclosure in Note 2(n) on page 32 of your 2010 Form 10-K which indicates that your recognition of the reversal of the progressive jackpot liability was due to the adoption of ASU No. 2010-16, which represents a change in accounting principle pursuant to paragraph 924-605-65-1(d) of the ASU.

For the first 12 days of 2010, we continued to offer these progressive jackpot slot games. On January 13, 2010, we switched software suppliers. Upon migration to the Unibet Partner Program, there was no legal obligation to pay the progressive jackpot we had funded. In addition, there would not be any future provisions required by the Company upon migration to the Unibet Partner Program because these progressive jackpot games would no longer be offered to our players and our players would play the Unibet funded progressive jackpot games on a go forward basis.

Therefore, the Company followed its existing accounting policies at that time, in treating the progressive jackpots as a gain on the reversal of the progressive jackpot.

We can amend the wording and remove the following sentence :

The Company has adopted this standard and it has the effect of recognizing the gain from the reversal of progressive jackpots provisions of $177,832 for the year ended December 31, 2010.

And replace it with the following sentence.

The Company will adopt this standard effective January 1, 2011 and we will review the impact on the Company's financial reporting and disclosures.

Therefore our treatment of the progressive jackpots as disclosed in the financial statements will be correct.

9. Sale of Subsidiaries

Please tell us the nature of the cash games provided by the subsidiaries sold to Emporium Romanum and the specific continuing involvement you have with such subsidiaries.

Bingo.com Services Limited and Bingo.com Operations Limited was sold to Emporium Romanum Ltd. a private Maltese company in an arms length transaction.

Bingo.com Operations Limited was the Company, which had the Maltese gaming license. This Company offered bingo and slots games on the www.bingo.com website.

Bingo.com Services Limited was the Company through which the payments were processed.

We have no continuing involvement with these companies after the sale of these subsidiaries.

10. Domain Name Rights and Intangible Assets

You indicate the acquisition of the 4% Doman name purchase was to acquire a future revenue stream that may have flow out of the Company until December 31, 2098. In this regard, it appears that you paid to terminate a contractual agreement that would have required you to provide minimum royalty payments in future years. As such, it is not clear how you determined that ASC Topic 420-10-25-11 is not applicable.

ASC topic 420-10-25-11 discusses the following:

Contract Termination Costs - For the purposes of the subtopic, costs to terminate an operating lease or other contract are either of the following:

a)      a)    Costs to terminate the contract before the end of its term

b)      b)    Costs that will continue to be incurred under the contract for it's remaining term without economic benefit to the entity.

As stated in our response dated November 15, 2011, the purchase of the 4% Domain Name Purchase payments is not an operating lease or other contract where after the termination of the contract the use of the asset ceased by the Company.

The payment for the 4% domain name purchase payment was based on the valuation performed by an independent valuator for the future value of those domain name purchase payments. There were not any penalty costs that the Company would incur for the early cancellation of the contract as is often the case with operating lease contracts.  The Company will certainly continue to have economic benefit from the domain name because the Company continues to use the domain name and therefore economic benefit will continue to flow to the Company.

It is therefore the Company's opinion that the ASC topic 420-10-25-11 and the examples provided ASU topic 420-10-55 are of an operating lease nature where based on the termination of the contract where there is no longer any benefit to the Company.

In addition, as per ASU topic 420-10-55-11 - This Examples illustrates the guidance in paragraphs 420-10-25-11 through 25-13 and paragraphs 420-10-30-7 through 30-9 related to terminating an operating lease at the cease-use date and after the cease-use date.

The Company continues to use the asset after the purchase of the 4% domain name purchase payment and therefore the cease-use date is not applicable.

Therefore ASC Topic 420-10-25-11 is not applicable to this purchase.

If you would like to discuss these matters further please do not hesitate to contact us.

Yours sincerely

/s/ J. M. Williams                                              /s/ H W Bromley

Jason Williams                                                  Henry Bromley

Chief Executive Officer                                     Chief Financial Officer

Cc Grant Block

Davidson & Company LLP